UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

SHARING SERVICES GLOBAL CORPORATION

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

819536103

(CUSIP Number)

Todd Macko

c/o DSS, Inc.

275 Wiregrass Pkwy

West Henrietta, New York 14568

(585) 325-3610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819536103

1	NAMES OF REPORTING PERSON
DSS, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
24,821,089
	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:
24,821,089
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,821,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Schedule 13D

Item 1. Security and Issuer

This Amendment No. 9 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed by DSS, Inc., a New York corporation (the “Reporting Person”), on April 3, 2020, as amended by Amendment No.1 to the Schedule 13D filed on April 7, 2020, as amended by Amendment No. 2 to the Schedule 13D filed on April 21, 2020, as amended by Amendment No. 3 to the Schedule 13D filed on June 23, 2020, as amended by Amendment No. 4 to the Schedule 13D filed on July 31, 2020, as amended by Amendment No. 5 on Schedule 13D filed on October 22, 2021, as amended by Amendment No. 6 on Schedule 13D filed on January 4, 2022, as amended by Amendment No. 7 on Schedule 13D filed on January 11, 2022, and as amended by Amendment No. 8 on Schedule 13D filed on February 2, 2022, relating to the beneficial ownership of shares of Common Stock, $0.0001 par value per share (“Common Stock”) of Sharing Services Global Corporation, a Nevada corporation (the “Issuer”, “SHRG”, or the “Company”) located at 5200 Tennyson Parkway, Suite 400, Plano, Texas. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

The Reporting Person, DSS, Inc., is incorporated in New York and its principal office is located at 275 Wiregrass Pkwy, Henrietta, New York 14586. The Reporting Person’s principal business is operating nine business divisions through strategic acquisitions and development to build shareholder value through periodic spinoffs.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended as follows:

On February 3, 2023, Sharing Services Global Corporation mutually agreed with DSS, Inc. (“DSS”) to enter into a Letter Agreement (the “DSS Letter Agreement”), pursuant to which the Company and DSS have agreed to terminate and release all obligations of the Consulting Agreement between SHRG and DSS effective as of December 31, 2022. In accordance with the DSS Letter Agreement, SHRG agreed to issue 33,333,333 shares of its Common Stock in lieu of cash payment to satisfy the accrued and unpaid service fees equal to $700,000 owed to DSS under the Consulting Agreement. The shares were received on March 14, 2023.

On February 28, 2023, Decentralized Sharing Systems, Inc. (“DSSI”) and Sharing Services Global Corporation, mutually agreed in a Letter Agreement (the “DSSI Letter Agreement”) to a mutual settlement of the interest accrued on the 2022 Note issued by the Company to DSSI. In accordance with the DSSI Letter Agreement, the Company agreed to issue 26,285,714 shares of the Company’s Common Stock, at a price per share of $0.021 in lieu of cash payment to satisfy the accrued and unpaid interest between the Issuance Date through and including December 31, 2022, equal to $552,000 owed to DSS under the DSSI Letter Agreement. The shares were received on March 1, 2023.

On March 24, 2023, DSS, Inc. and DSSI received a total of 25,000,000 common shares from SHRG in order to terminate warrants held.

On April 17, 2023, DSSI entered into a letter agreement with the Issuer, pursuant to which DSSI was granted 28,877,005 shares of the Issuer’s Common Stock at a price per share of $0.0187, in lieu of a cash payment to satisfy the accrued and unpaid interest between January 1, 2023, through and including March 31, 2023, equal to $540,000, owed to DSSI on a two-year Convertible, Advancing Promissory Note in the principal amount of $27.0 million.

On May 4, 2023, DSS, Inc. and DSSI distributed 280,528,500 shares it held of SHRG to DSS, Inc. shareholders in connection with the Form S-1 (file no. 333-271184) initially filed with the Securities and Exchange Commission on April 7, 2023 and declared effective on April 25, 2023.

Item 4. Purpose of Transaction

Item 4 is hereby amended as follows:

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The shares reported herein over which the Reporting Persons may be deemed to have beneficial ownership were acquired for investment purposes.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a)	In the aggregate, the Reporting Person holds 24,821,089 shares, equating to 6.6% of the Issuer’s Common Stock.

(b)	The Reporting Person has the sole power to vote and to dispose of the shares of Common Stock.

(c)	Other than the acquisition of the shares as reported herein, and as described under Item 4, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1: Letter Agreement between Decentralized Sharing Systems, Inc. and Sharing Services Global Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2023		/s/ Todd Macko
	Name:	Todd Macko
Chief Financial Officer